Moleculin Biotech, Inc.

2575 West Bellfort

Suite 333

Houston, TX 77054

April 28, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley

RE:	Moleculin Biotech, Inc.
Registration Statement on Form S-1 (No. 333-209323) (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Moleculin Biotech, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on May 2, 2016 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

In connection with the foregoing, the Company acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel Schiff Hardin LLP by calling Cavas Pavri at (202) 724-6847.

Very truly yours,

Moleculin Biotech, Inc.

/s/ Walter Klemp

Walter Klemp

Acting Chief Executive Officer